SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. __)*

SPO Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67019L101

(CUSIP Number)

May 8, 2013

(Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [X] [ ]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  67019L101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) LE7 Consulting LLC 46-0796105

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,400,000[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,400,000[1]
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,400,000[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7%[2]

12	TYPE OF REPORTING PERSON OO

1 Includes (i) 2,900,000 shares of the Issuer’s Common Stock issued in the name of the entity filing this Schedule 13G, and (ii) a warrant for the purchase of 4,500,000 shares of the Issuer’s Common Stock issued in the name of the reporting person and exercisable within 60 days after the date of filing this Schedule 13G.

2 Based on 72,132,063 total shares of Common Stock of the Issuer as of May 8, 2013, plus the shares underlying the warrant held by the reporting person for the purchase of 4,500,000 shares of Common Stock of the Issuer.

Item 1(a)	Name of Issuer: SPO Medical Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 3 HaGavish St. Kfar Saba, Israel 44425

Item 2(a)	Name of Persons Filing: LE7 Consulting LLC

Item 2(b)	Address of Principal Business Office of the Reporting Persons: 119 Amsterdam Ave., Passaic, NJ 07055 United States

Item 2(c)	Citizenship: New Jersey

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 67019L101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act;

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[ ]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 7,400,000 shares of Common Stock comprised of (i) 2,900,000 shares of Common Stock and (ii) a warrant for the purchase of 4,500,000 shares of Common Stock exercisable within 60 days of purchase,

(b)	Percent of class: 9.7%. The percentages used herein and in the rest of Item 4 are calculated based upon 72,132,063 total shares of Common Stock of the Issuer as of May 8, 2013, plus the shares underlying the warrant held by the reporting person for the purchase of 4,500,000 shares of Common Stock of the Issuer.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 7,400,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 7,400,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2013	LE7 Consulting LLC
	By:	/s/ Daniel McAvoy
		Name: Title:	Daniel McAvoy Attorney-in-fact

EXHIBIT LIST

Exhibit A	Power of Attorney, dated May 9, 2013, granted by LE7 Consulting LLC.

LIMITED POWER OF ATTORNEY

The undersigned hereby constitutes and appoints each of Daniel L. McAvoy and Nawreen Sattar of Nixon Peabody LLP, and each of them individually, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for his and in his name, place and stead, to:

(1) Complete and execute for and on behalf of the undersigned, in the undersigned’s capacity as a beneficial owner of securities of SPO Medical Inc., a Delaware corporation (the “Company”) any and all instruments, statements, forms, certificates and documents required to be executed on behalf of the undersigned as an individual or on behalf of the undersigned’s company pursuant to Regulation 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Section 16 of the of the Exchange Act or the rules and regulations thereunder, including, without limitation, executing Form ID and any other forms or acknowledgments on behalf of the undersigned to obtain and update, as applicable, EDGAR access codes;

(2) Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such instruments, statements, forms, certificates and documents required to be filed pursuant to Regulation 13D under the Exchange Act or Section 16 of the Exchange Act or the rules or regulations thereunder and timely file such forms with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact, or his or her substitute or substitutes, may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact, acting singly, full power and authority to do and perform any and every act which is necessary, proper or desirable to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that any such attorney-in-fact, or any such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Exchange Act or the rules or regulations thereunder. The undersigned hereby agrees to indemnify each attorney-in-fact and the Company from and against any demand, damage, loss, cost or expense arising from any false or misleading information provided by the undersigned to such attorney-in fact.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any instruments, statements, forms, certificates and documents pursuant to the Exchange Act or the rules or regulations thereunder with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

[Signature Page Immediately Follows]

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of May 9, 2013.

LE7 CONSULTING, LLC

By:	/s/ Shaul Feinsod
Name: Shaul Feinsod
Title: